UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

STERLING FINANCIAL CORPORATION

(Name of Issuer)

$5.00 par value Common Stock

(Title of Class of Securities)

859317 10 9

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 859317 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Howard E. Groff, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,991,147

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,991,147

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,991,147

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

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Item 1.
	(a)	Name of Issuer Sterling Financial Corporation
	(b)	Address of Issuer’s Principal Executive Offices 101 North Pointe Boulevard Lancaster, PA 17601-4133

Item 2.
	(a)	Name of Person Filing Howard E. Groff, Sr.
	(b)	Address of Principal Business Office or, if none, Residence 111 East State Street Quarryville, PA 17566
	(c)	Citizenship USA
	(d)	Title of Class of Securities $5.00 par value Common Stock
	(e)	CUSIP Number 859317 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable - This statement is filed pursuant to Rule 13d-1(c).

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Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,991,147
(b) Percent of class: 6.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,991,147
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,991,147
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2007

/s/ Howard E. Groff, Jr., POA
Howard E. Groff, Sr.
By Howard E. Groff, Jr., POA

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NOTICE

THE PURPOSE OF THIS POWER OF ATTORNEY IS TO GIVE THE PERSON YOU DESIGNATE (YOUR “AGENT”) BROAD POWERS TO HANDLE YOUR PROPERTY, WHICH MAY INCLUDE POWERS TO SELL OR OTHERWISE DISPOSE OF ANY REAL OR PERSONAL PROPERTY WITHOUT ADVANCE NOTICE TO YOU OR APPROVAL BY YOU.

THIS POWER OF ATTORNEY DOES NOT IMPOSE A DUTY ON YOUR AGENT TO EXERCISE GRANTED POWERS, BUT WHEN POWERS ARE EXERCISED, YOUR AGENT MUST USE DUE CARE TO ACT FOR YOUR BENEFIT AND IN ACCORDANCE WITH THIS POWER OF ATTORNEY.

YOUR AGENT MAY EXERCISE THE POWERS GIVEN HERE THROUGHOUT YOUR LIFETIME, EVEN AFTER YOU BECOME INCAPACITATED, UNLESS YOU EXPRESSLY LIMIT THE DURATION OF THESE POWERS OR YOU REVOKE THESE POWERS OR A COURT ACTING ON YOUR BEHALF TERMINATES YOUR AGENT’S AUTHORITY.

YOUR AGENT MUST KEEP YOUR FUNDS SEPARATE FROM YOUR AGENT’S FUNDS.

A COURT CAN TAKE AWAY THE POWERS OF YOUR AGENT IF IT FINDS YOUR AGENT IS NOT ACTING PROPERLY.

THE POWERS AND DUTIES OF AN AGENT UNDER A POWER OF ATTORNEY ARE EXPLAINED MORE FULLY IN 20 PA. C. S. Ch. 56.

IF THERE IS ANYTHING ABOUT THIS FORM THAT YOU DO NOT UNDERSTAND, YOU SHOULD ASK A LAWYER OF YOUR OWN CHOOSING TO EXPLAIN IT TO YOU.

I HAVE READ OR HAD EXPLAINED TO ME THIS NOTICE AND I UNDERSTAND ITS CONTENTS.

/s/ Howard E. Groff
HOWARD E. GROFF

9-3-02
DATE

GENERAL POWER OF ATTORNEY

I, HOWARD E. GROFF, presently residing at 42 Groff Avenue, Quarryville, Pennsylvania, hereby constitute HOWARD E. GROFF, JR., of 111 East State Street, Quarryville, Pennsylvania, and RICHARD J. WALTERS of 5995 Lemon Street, East Petersburg, Pennsylvania, as my agents, for me, and in my name, and with the power to act as hereinafter specified, to do every act and thing which said agents may deem necessary or proper in the administration and management of my property, affairs and personal care, or property or affairs in which I may have an interest, except such acts, if any, hereinafter specifically excluded. MY AGENTS MAY ACT AS FOLLOWS: Either of my above named agents may act alone and without the joinder of the other in single transactions where the amount or asset value involved is less than One Hundred Thousand Dollars ($100,000.00). Otherwise, my agents shall act jointly. If one of my agents is deceased or is physically or mentally incapable of acting, as certified by a licensed physician, the other agent may act alone in all matters. The powers hereby granted shall include, by way of example and not in limitation, the power to:

(1)  Draw checks on, and make withdrawals from, any bank or savings institution account now or hereafter existing; endorse checks, drafts,

certificates of deposit and similar instruments; and renew notes which I may have made or endorsed; and otherwise engage in banking and financial transactions;

(2)           Have access to any safe deposit box (either agent alone without the joinder of the other);

(3)           Make investments; buy, sell, exchange, redeem, subscribe for, endorse and otherwise deal with stocks (including stock warrants or rights), bonds or other securities; exercise stock options; and vote proxies; and otherwise engage in stock, bond, and other securities transactions;

(4)           Satisfy, release, postpone and take any other actions with respect to mortgages, judgments, security agreements or other liens which I may now or hereafter own or in which I may now or hereafter have an interest and of which there may be a record in any official recording office in Lancaster County or elsewhere;

(5)           Incur and pay obligations for my comfortable maintenance and support and maintenance of any dependent of mine whose own income or assets may be insufficient therefor; borrow money for said purposes or for the maintenance of any real or personal property; and execute and deliver mortgages, judgment or other notes or other liens, or pledge securities, in connection therewith;

(6)           Lease, manage, repair and insure real and personal property and complete and carry on any business activity or contracts in which I may now or hereafter be engaged;

(7)           Demand, collect, receive and receipt for, and sue or levy for, any money or property now or hereafter due or belonging to me; and carry on, defend, compromise or settle any suit to which I may be or become a party; and otherwise pursue claims and litigation;

(8)           Sell, assign, transfer and convey real estate, household furnishings, personal effects and all other types of property for which I may no longer have use or which may be undesirable to retain for production of income; and otherwise engage in real property transactions and tangible personal property transactions;

(9)           Execute and file tax returns, and any other legal documents; and otherwise pursue tax matters;

(10)         Create a trust, or make additions to an existing trust, for my benefit; claim an elective share of the estate of a deceased spouse; disclaim any interest in property; renounce fiduciary positions; make limited gifts; make unlimited gifts and transfers of real or personal property to my spouse; engage in insurance transactions; engage in retirement plan transactions; receive government benefits; handle interests in estates and trusts; and withdraw and receive income or corpus of a trust — as all of said powers are more fully defined in Section 5603 of the Pennsylvania Probate, Estates and Fiduciaries Code;

(11)         Notwithstanding anything herein to the contrary, my son HOWARD E. GROFF, JR., may act alone to sign admission or discharge agreements for my entry into or discharge from a nursing home, hospital or other health care facility; execute consents for medical,  surgical or similar treatments, operations or procedures; engage and/or discharge physicians, surgeons and other health care providers; and consent to or order discontinuance of extraordinary life support measures, and execute releases of liability for negligence or malpractice in connection therewith, in case I should be afflicted (in the opinion of any reputable physician) with hopeless and incurable illness or injury, and be unconscious or otherwise unable to give or withhold my personal consent to artificial prolonging of a moribund life — all in accordance with the good faith discretion of my agent(s), whom I have acquainted with my wishes with respect to my care during my cognitive lifetime, and my desire that when I may have lost awareness or be in hopeless terminal pain, I may be allowed to die with dignity and in the normal course of nature, without prolongation of life by artificial means which term shall include forced feeding and hydration. If my said son is unable for any reason to act under this (medical matters) subparagraph, RICHARD J. WALTERS may also act alone.

(12) Endorse for redemption or reissue U.S. Savings Bonds or other U.S. Treasury obligations.

The exercise of all powers hereunder shall have the same validity as though performed by myself, personally.

This power of attorney shall not be affected by my subsequent disability or incapacity, but is intended to be a “durable power of attorney” within the provisions of Section 5604, and also to be subject to the provisions of Section 5605, 5606 and 5607 (relating to notice of death, affidavits establishing continuance of power, and power of corporate agents) of the Pennsylvania Probate, Estates and Fiduciaries Code or any similar legislation at any time hereafter in force.

I hereby ratify and confirm all that my said agents may do by virtue hereof.

IN WITNESS WHEREOF, I have executed this Power of Attorney this 3rd day of September, 2002, in 3 original copies, of which this is Copy No. 2.

Witnesses:

/s/ [ILLEGIBLE]		/s/ Howard E. Groff	(SEAL)
HOWARD E. GROFF
Barbara E. Stinson
COMMONWEALTH OF PENNSYLVANIA	:
	:	ss:
COUNTY OF LANCASTER	:

On this 3rd day of September, 2002, before me, Ruth Elaine Emery, the undersigned officer, personally appeared HOWARD E. GROFF, known to me, or satisfactorily proven, to be the person described in, and whose name is subscribed to the foregoing Power of Attorney, and acknowledged that he executed the same for the purposes therein contained.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

/s/ Ruth Elaine Emery
Notary Public
My commission expires:

NOTARIAL SEAL
RUTH ELAINE EMERY, Notary Public
City of Lancaster, Lancaster County
My Commission Expires March 27, 2005

AGENT ACKNOWLEDGMENT

I, HOWARD E. GROFF, JR., have read the attached power of attorney and am the person identified as the agent for the principal. I hereby acknowledge that in the absence of a specific provision to the contrary in the power of attorney or in 20 Pa.C.S. when I act as agent:

I shall exercise the powers for the benefit of the principal.

I shall keep the assets of the principal separate from my assets.

I shall exercise reasonable caution and prudence.

I shall keep a full and accurate record of all actions, receipts and disbursements on behalf of the principal.

Date:	9-11-02	/s/ Howard E. Groff
HOWARD E. GROFF, JR.

AGENT ACKNOWLEDGMENT

I, RICHARD J. WALTERS, have read the attached power of attorney and am the person identified as the agent for the principal. I hereby acknowledge that in the absence of a specific provision to the contrary in the power of attorney or in 20 Pa.C.S. when I act as agent:

I shall exercise the powers for the benefit of the principal.

I shall keep the assets of the principal separate from my assets.

I shall exercise reasonable caution and prudence.

I shall keep a full and accurate record of all actions, receipts and disbursements on behalf of the principal.

Date :	11/22/02	/s/ Richard J. Walters
RICHARD J. WALTERS